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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            PROFESSIONALS GROUP, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    742954100
                                 (CUSIP Number)

                            Medical Assurance, Inc.
                            Attention: Frank O'Neil
                              100 Brookwood Place
                              Birmingham, AL 35209
                                 (205) 877-4400
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:
                          Jack P. Stephenson, Jr., Esq.
                                Burr & Forman LLP
                          Suite 3100, SouthTrust Tower
                           420 North Twentieth Street
                            Birmingham, Alabama 35203
                                 (205) 251-3000

                                 March 15, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 742954100

1.       Name of Reporting Person:  Medical Assurance, Inc.
                                    IRS Identification No. 63-1137505

2.       Check the Appropriate Box if a Member of a Group

         (1) [ ]

         (2) [X]

3.       SEC Use Only


4.       Source of Funds:  WC


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization: Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power: 538,620


8.       Shared Voting Power: 0


9.       Sole Dispositive Power: 538,620


10.      Shared Dispositive Power: 0


11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 538,620


12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


13.      Percent of Class Represented by Amount in Row (11): 6.08%

14.      Type of Reporting Person: IC, CO


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ITEM 1.           SECURITY AND ISSUER

         This statement relates to shares of Common Stock, no par value of Professionals Group, Inc. ("Professionals Group"). The principal executive offices of Professionals Group are located at 2600 Professionals Drive, Okemos, Michigan 48864.


ITEM 2.           IDENTITY AND BACKGROUND

         (a)-(c) and (f). This statement on Schedule 13D is being filed by Medical Assurance, Inc., a Delaware corporation ("Medical Assurance"). Medical Assurance is an insurance holding company whose principal executive offices are located at 100 Brookwood Place, Birmingham, Alabama 35209.

         The names of the directors and executive officers of Medical Assurance and their respective business addresses or residences, citizenship and present principal occupations or employment are set forth on Exhibit A hereto, which is incorporated herein by reference.

         (d) and (e).      Neither Medical Assurance nor any executive officer
or director of Medical Assurance has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On June 22, 2000, Medical Assurance and Professionals Group entered into an Agreement to Consolidate (the "Agreement to Consolidate") in order to consolidate their businesses under a to be formed holding company. Pursuant to the Agreement to Consolidate, Medical Assurance and Professionals Group caused ProAssurance Corporation ("ProAssurance") to be formed as a Delaware corporation and caused ProAssurance to form two wholly-owned subsidiaries, Medical Assurance Acquisition Corporation I and PICM Acquisition Corporation. The Agreement to Consolidate sets forth the plans for the merger of Medical Assurance and Medical Assurance Acquisition and for the merger of Professionals Group and PICM Acquisition. Upon completion of the mergers contemplated by the Agreement to
Consolidate:

         - Medical Assurance will become a wholly owned subsidiary of ProAssurance and each share of Medical Assurance common stock will be converted into and exchanged for one share of ProAssurance common stock; and

         - Professionals Group will become a wholly-owned subsidiary of ProAssurance and each share of Professionals Group common stock will be converted into and exchanged for, at the election of the holder, either of the following, subject to


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                  certain adjustments and limitations set forth in the Agreement to Consolidate:

                  --       $26.00 payable in cash; or

                  -- $12.00 payable in cash and shares of ProAssurance common stock initially valued at $14.00 per share (based on the average market value of Medical Assurance common stock over a specified twenty trading days period preceding the consolidation).

         On November 6, 2000, ProAssurance filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-49378), as amended by Amendment No. 1 to Form S-4 filed on January 3, 2001 (as amended, the "Registration Statement"), to register under the Securities Act of 1933 the shares of its common stock proposed to be issued to the shareholders of Medical Assurance and Professionals Group under the Agreement to Consolidate. The Registration Statement includes a detailed discussion of the transactions contemplated by the Agreement to Consolidate and a copy of the Agreement to Consolidate, as amended. The shares of ProAssurance common stock to be issued in the consolidation will be approved for listing on the New York Stock Exchange, subject to official notice of issuance, before the completion of the consolidation. Upon completion of the consolidation, Medical Assurance common stock will be delisted from the New York Stock Exchange, Professionals Group common stock will be delisted from the Nasdaq National Market, and both Medical Assurance and Professionals Group will no longer be subject to periodic reporting requirements under the Securities Exchange Act of 1934. The consolidation, which is subject to certain regulatory approvals and to shareholder approvals, is expected to be completed in the second quarter of 2001.


         ProAssurance was organized as a business corporation in the State of Delaware on October 20, 2000, in accordance with the terms and conditions of the Agreement to Consolidate. At this time, ProAssurance has no assets and liabilities, conducts no business activities, and has no shareholders. Since (i) Medical Assurance and Professionals Group will continue their respective businesses as separate wholly-owned subsidiaries of ProAssurance after the completion of the consolidation, (ii) all of the former directors of Medical Assurance and three of the former directors of Professionals Group will comprise the Board of Directors of ProAssurance, and (iii) their former shareholders will own all of the stock of ProAssurance immediately after the consolidation, each of Medical Assurance and Professionals Group may be considered affiliates of ProAssurance.

         To increase the likelihood that the consolidation will be completed, and to discourage other persons who may be interested in acquiring Professionals Group, Medical Assurance required Professionals Group to grant Medical Assurance a stock option that allows Medical Assurance to buy up to 437,320 shares of Professionals Group common stock at a price of $26.00 per share (the "Stock Option Agreement"). Medical Assurance can exercise this option only if another person attempts to acquire control of Processionals Group. A reciprocal stock option was granted by Medical Assurance to Professionals Group.

         Medical Assurance has also purchased 101,300 shares of Professionals Group in open market transactions at an aggregate price of $2,336,591. Medical Assurance used


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its own working capital to fund the open market purchases of Professionals Group common stock. Due to the proposed consolidation of Medical Assurance and Professionals Group, all open market purchases of Professionals Group common stock by Medical Assurance have been made substantially in accordance with the requirements of Rule 10b-18 promulgated under the Securities Exchange Act of 1934 ("1934 Act").

ITEM 4.           PURPOSE OF TRANSACTION

         As described in Item 3 above, this Schedule 13D relates to (1) shares of Professionals Group potentially issuable to Medical Assurance under the Stock Option Agreement, and (2) shares of Professionals Group purchased by Medical Assurance in the open market. The Stock Option Agreement was entered in connection with the Agreement to Consolidate in order to increase the likelihood that the consolidation will be completed and to discourage other persons who may be interested in acquiring Professionals Group. Medical Assurance has purchased Professionals Group shares in the open market for investment purposes and in order to reduce the total consideration to be paid by ProAssurance to Professionals Group shareholders in effecting the consolidation.

         Section 8.1(b)(iii) of the Agreement to Consolidate prohibits Medical Assurance from purchasing Professionals Group common stock without the prior written consent of Professionals Group. By letter agreement dated March 14, 2001, Professionals Group consented to the purchase of its shares in the open market by Medical Assurance. As consideration for Professionals Group's consent, Medical Assurance has agreed that in the event the consolidation is terminated for any reason, Professionals Group will have the option to purchase any Professionals Group shares purchased by Medical Assurance in open market transactions. This option will extend for a period of one hundred twenty (120) days from the date of any press release issued by Medical Assurance and Professionals Group announcing the termination of the consolidation. The purchase price per share under the option will be equal to the price per share that Medical Assurance paid to purchase such Professional Group shares.

         Except as specified herein, Medical Assurance and the directors and officers of Medical Assurance, do not presently have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Professionals Group, or the disposition of securities of Professionals Group; (b) an extraordinary corporate transaction involving Professionals Group or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Professionals Group or any of its subsidiaries; (d) any change in the present board of directors or management of Professionals Group; (e) any material change in the present capitalization or dividend policy of Professionals Group; (f) any other material change in Professionals Group's business or corporate structure; (g) changes in Professionals Group's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Professionals Group by any person; (h) causing a class of securities of Professionals Group to be deregistered or delisted; (i) a class of equity securities of Professionals Group becoming eligible for termination of registration; or (j) any action similar to any of the actions enumerated above.

         Medical Assurance may purchase additional shares of Professionals Group common stock from time to time in the open market. Medical Assurance has no present intention to beneficially


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own more than 9.9% of the total outstanding shares of Professionals Group because of the restrictions on the acquisition of control of a Michigan domiciled insurance company under Sections 500.1311-1319 of the Michigan Insurance Holding Company Act. As with past purchases, all future purchases of Professionals Group shares will be made substantially in accordance with the requirements of Rule 10b-18 of the 1934 Act.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) Medical Assurance owns of record 101,300 shares of Professionals Group common stock and may be deemed to own an additional 437,320 shares of Professionals Group common stock issuable upon the exercise of the Stock Option Agreement, as described in Item 3 above. Such shares, represent approximately 6.08% of the outstanding common stock of Professionals Group. This percentage amount is based upon 8,851,223 shares of Professionals Group common stock outstanding as of December 31, 2000, as reported by Professionals Group to Medical Assurance.

         To the best of Medical Assurance's knowledge, none of the directors or executive officers of Medical Assurance own any of Professionals Group's common stock.

         (c) The following table sets forth all transactions by Medical Assurance with respect to shares of Professionals Group effected during the past sixty days. Each transaction set forth below reflects a purchase by means of open market transactions on the Nasdaq National Market.

                   TRADE DATE                NO. OF SHARES     PRICE PER SHARE ($)
                                               PURCHASED
                   03/15/01                     15,300            22.81

                   03/16/01                      3,000            23.06

                   03/19/01                     20,000            22.87

                   03/20/01                      3,000            23.06

                   03/21/01                      1,000            23.06

                   03/22/01                     20,200            23.16

                   03/23/01                     35,700            23.31

         (d) No person, other than Medical Assurance or its directors and officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Professionals Group shares reported herein.

         (e)      Not Applicable.


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

         As stated in Item 3, Medical Assurance and Professionals Group will be consolidated as subsidiaries of a newly formed holding company, ProAssurance Corporation. The consolidation, which is subject to certain regulatory approvals and to shareholder approvals, is expected to be completed in the second quarter of 2001. The description of the Agreement to Consolidate herein is qualified in its entirety by reference to such Agreement which is filed as Exhibit B and C hereto.

         As stated in Item 3, Professionals Group granted Medical Assurance a stock option that allows Medical Assurance to buy up to 437,320 shares of Professionals Group common stock at a price of $26.00 per share. The description of the Stock Option Agreement herein is qualified in its entirety by reference to such Agreement which is filed as Exhibit D hereto.

         As stated in Item 4, Section 8.1(b)(iii) of the Agreement to Consolidate prohibits Medical Assurance from purchasing Professionals Group common stock without the prior written consent of Professionals Group. By letter agreement dated March 14, 2001, Professionals Group consented to the purchase of its shares in the open market by Medical Assurance. As consideration for Professionals Group's consent, Medical Assurance has agreed that in the event the consolidation is terminated for any reason, Professionals Group will have the option to purchase any Professionals Group shares purchased by Medical Assurance in open market transactions. The description of the letter agreement herein is qualified in its entirety by reference to such letter agreement which is filed as Exhibit E hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99A:      Directors and Executive Officers of Medical
                           Assurance, Inc.

         Exhibit B:        Agreement to Consolidate dated as of June 22, 2000,
                           by and between Medical Assurance, Inc. and
                           Professionals Group, Inc. incorporated herein by
                           reference to Exhibit 2.1 of Medical Assurance's
                           Current Report on Form 8-K dated June 22, 2000, and
                           filed with the Securities and Exchange Commission on
                           June 30, 2000.


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
         Exhibit C:        First Amendment to Agreement to Consolidate, dated
                           November 1, 2000, by and between Medical Assurance,
                           Inc. and Professionals Group, Inc. incorporated
                           herein by reference to Exhibit 2.2 of Amendment No. 1
                           to Form S-4 of ProAssurance Corporation filed with
                           the Securities and Exchange Commission on January 3,
                           2001.

         Exhibit D:        Professionals Group, Inc. Stock Option Agreement by
                           and between Professionals Group, Inc. and Medical
                           Assurance, Inc. dated June 22, 2000, incorporated
                           herein by reference to Exhibit 2.3 of Medical
                           Assurance's Current Report on Form 8-K dated June 22,
                           2000, and filed with the Securities and Exchange
                           Commission on June 30, 2000.

         Exhibit 99E:      Letter Agreement dated March 14, 2001 between
                           Professionals Group, Inc. and Medical Assurance, Inc.
                           re: Consent to Purchase of Professionals Group common stock.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 26, 2001

                               MEDICAL ASSURANCE, INC.

                               By: /s/ A. Derrill Crowe
                                  ----------------------------------------------
                                  A. Derrill Crowe
                                  President


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